ENER-CORE, INC.
9400 Toledo Way
Irvine, California
Telephone: (949) 616-3300
Facsimile: (949) 616-3399

June 19, 2014

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549
Attn:       Ms. Pamela Long
                Mr. Craig Slivka
                Mr. Leland Benton

Re:	Ener-Core, Inc. Registration Statement on Form S-1 Filed May 16, 2014 File No. 333-196046

Ladies and Gentlemen:

Set forth below are the responses of Ener-Core, Inc. (the “Company”) to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated June 5, 2014, regarding the above-referenced matter.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1, File No. 333-196046 (the “Registration Statement”) containing revisions that have been made in response to the Staff’s comments.

 Calculation of Registration Fee Table

1.
The company should use a good-faith estimate to register the maximum amount of shares that could be issued upon conversion of the notes. If that estimate is insufficient, the company must file a new registration statement to register for resale additional shares. Rule 416 does not permit you to register an indeterminate amount of common stock to be issued upon conversion formula based on fluctuating market prices. Please refer to Securities Act Rules Question 213.02 of the Division’s Compliance and Disclosure Interpretations found on the Commission’s web site.

Response:  We have revised accordingly by including a footnote 6 to clarify that the shares being registered under Rule 416 do not include any issuable from adjustments to the conversion price as a result of changes to the market price of our common stock.    We further confirm that the number of shares underlying the Notes that we are seeking to register is our good-faith estimate of the maximum amount of shares issuable upon conversion of the Notes.

Prospectus Summary, page 1

2.
Regarding the disclosure on page 3, please explain why the number of shares of common stock that will be outstanding immediately after this offering is based on 72,461,851 shares of your common stock outstanding as of April 16, 2014 and assumes full conversion of the Notes but excludes the shares underlying the warrants.

Response:  The number of shares outstanding immediately after the offering includes the shares underlying the warrants issued in the April 2014 Private Placement and the Placement Warrant, as they are being registered by the Registration Statement.  We have amended our disclosures accordingly by deleting the first two bullet points referencing such shares.

Selling Stockholders, page 20

3.
Please revise to clarify the manner in which the number of shares of common stock owned prior to the offering was determined for the selling stockholders who participated in the April 15, 2014 private placement. We note your statement that the number of shares that will be issued to purchasers in the April 15, 2014 private placement may vary with changes to the Conversion Price and Exercise Price.

Response:  We have revised accordingly by including the conversion price ($0.67) and exercise price ($0.78) used to calculate the number of shares for the selling stockholders who participated in the April 15, 2014 private placement, and by clarifying that such calculation does not take into account adjustment to such conversion price and exercise price, as reflected on page 20 of Amendment No. 1.

4.
Please clarify the manner in which the number of shares of common stock to be sold pursuant to this prospectus by each stockholder was calculated. While you indicate that you have included 8,629,243 shares for sale by these stockholders as a group, it is unclear in this table how those 8,629,243 shares are distributed in the third column.

Response:   The number of shares to be sold is calculated based on 135% of the shares (i) underlying the Notes, based on the conversion price of $0.35, as adjusted due to the decline in the market price of our common stock since April 16, 2014, which was the closing date of the April 2014 Private Placement, and (ii) underlying the Warrants, based on the exercise price of $0.78.  We have amended our disclosures accordingly, as reflected in footnote 5 of the “Calculation of Registration Fee” table, and in the “Selling Stockholders” table commencing on page 21, of Amendment No. 1.

Description of Securities, page 67

Senior Secured Convertible Notes, page 68

Conversion, page 68

5.
You state here that the conversion price of your senior secured convertible notes is subject to “full ratchet” anti-dilution provisions. We also note your disclosure on page 18. You do not discuss fluctuations based on market price here, but state elsewhere in your prospectus that the conversion price of your convertible notes has been affected by a decline in the market price of your stock, and state on page that the conversion price applicable to each installment period is based on the market price of your common stock prior to each such installment date. Please clarify how the conversion price of your convertible notes, and exercise price of your warrants, may be adjusted, as well as the interplay between your full ratchet anti-dilution provisions and the market based adjustment provisions.

Response: As described on page 68 of the Registration Statement, the conversion price of the Notes is subject to adjustment for stock splits, combinations or similar events and full ratchet anti-dilution provisions.  We have expanded our disclosure on the effect of the full ratchet anti-dilution provisions on the conversion, as reflected on page 68 of Amendment No. 1.  Likewise, as described on page 70 of the Registration Statement, if we sold or issued shares of common stock at less than the then applicable exercise price (subject to certain exceptions), then such exercise price will be reduced to the price of such dilutive issuance.  We have also expanded our disclosure on page 70 to describe the exercise price as also being subject to adjustment for stock splits, combinations or similar events.

On the other hand, market-based adjustment to the conversion price only applies when we are required to make an Installment Amount of the Notes, and only when we are permitted to make the Installment Amount in whole or in part with shares of our common stock because certain equity conditions are satisfied.  Assuming that we are able to make the Installment Amount in shares, then the applicable conversion price would be the lower of (a) the conversion price then in effect (which would be subject to adjustment from stock splits, combinations and anti-dilution described above), or (b) 85% of the arithmetic average of the four lowest daily weighted average prices of our common stock during the 20 consecutive trading days ending on the trading day immediately preceding the date of the Installment Amount.  We have expanded our disclosure on page 69 to describe the foregoing market-based adjustment.

Exhibit 5.1

6.
Please have counsel revise their legal opinion to refer to the shares issued in November 2013, rather than November 2014. Please also have counsel revise their opinion with regard to the November Shares to reflect that these shares have already been issued.

Response:  Our counsel has revised accordingly, as reflected in Exhibit 5.1 included with Amendment No. 1.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  If you have further questions or comments, please do not hesitate to contact the undersigned or our counsel Francis Chen of LKP Global Law, LLP, at (424) 239-1890.

Very truly yours,

ENER-CORE, INC.

/s/ Alain Castro
Alain Castro
Chief Executive Officer